Exhibit 99.2
MINDRAY MEDICAL INTERNATIONAL LIMITED
PROXY STATEMENT
General
The board of directors of Mindray Medical International Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders to be held on December 22, 2010 at 10:30 a.m., local time, or at any adjournment or postponement thereof. The annual general meeting will be held at the Company’s Hong Kong office at Room 2813 Convention Plaza Office Tower, 1 Harbour Road, Wanchai, Hong Kong.
Revocability of Proxies
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Mindray Medical International Limited, if you hold our ordinary shares, or to The Bank of New York if you hold American Depositary Shares (“ADSs”) representing our Class A ordinary shares.
Record Date, Share Ownership, and Quorum
Shareholders of record at the close of business on November 29, 2010 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of November 29, 2009, 115,100,363 of our ordinary shares, par value HK$0.001 per share, were issued and outstanding, of which 85,480,456 were Class A ordinary shares, approximately 79,132,605 of which were represented by ADSs, and 29,619,907 were Class B ordinary shares. Two (2) shareholders entitled to vote and present in person or by proxy that represent not less than one-third of our issued and outstanding voting power represented by the issued and paid up shares in the Company shall form a quorum for all purposes.
Voting and Solicitation
Holders of Class A ordinary shares outstanding on the record are entitled to one vote for each Class A ordinary share held. Holders of Class B ordinary shares outstanding on the record are entitled to five votes for each Class B ordinary share held. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all matters submitted to a vote at general meetings of the Company. At the annual general meeting every ordinary shareholder present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative, may vote for the fully paid ordinary shares held by such ordinary shareholder. A resolution put to the vote of a meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.
The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.
Voting by Holders of Ordinary Shares
When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.
Voting by Holders of American Depositary Shares
The Bank of New York, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York will endeavor, in so far as practicable, to vote or cause to be voted the amount of Class A ordinary shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the Class A ordinary shares represented by the ADSs, only The Bank of New York may vote those Class A ordinary shares at the annual general meeting.
The Bank of New York and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Class A ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.
DIRECTORS
The names of our current board of directors, their ages as of November 2010, and the principal positions currently held by them, and their biographies are as follows:

Name	Age	Position

Xu Hang	48	Chairman, and Co-Chief Executive Officer
Li Xiting	59	Director, President, and Co-Chief Executive Officer
Ronald Ede	51	Director, Chief Financial Officer, Group Vice President of International Operations
Joyce I-Yin Hsu(2)(3)(4)	35	Director

Name	Age	Position

Chen Qingtai(1)	73	Director
Wu Qiyao (4)	74	Director
Peter Wan(1)(2)(3)	57	Director
Kern Lim(1)(2)(3)	40	Director

(1)	Member, Audit Committee

(2)	Member, Compensation Committee

(3)	Member, Corporate Governance and Nominations Committee

(4)	Currently nominated for re-election.
Xu Hang has served as the chairman of our board of directors and co-chief executive officer since 1991. Mr. Xu is one of our founders and the core managerial personnel of our company. Mr. Xu is responsible for strategic planning and business development. Mr. Xu received a bachelor’s degree from Tsinghua University Department of Computer Science and Technology, a master’s degree in biomedical engineering from Tsinghua University Department of Electrical Engineering and an EMBA degree from China-Europe International Business School. He currently serves as independent director for Wiscom System Co. Ltd., a company listed on the Shenzhen Stock Exchange.
Li Xiting has served as our director, president and co-chief executive officer since 1991. Mr. Li is one of our founders and the core managerial personnel of our business. Mr. Li is responsible for our business operations and management. Mr. Li received a bachelor’s degree from University of Science and Technology of China.
Ronald Ede has served as our chief financial officer since May 2009 and as director since September 2006 and our group vice president of international operations since June 2008. From September 2006 to June 2008, he served as our independent director and chairman of the audit committee. From 2004 until June 2008, he served as the chief financial officer, Asia Pacific for JDSU Corp. From 2003 to 2004 he served as director of Grandfield Consultancy Ltd. From 2002 to 2003 he served as a marketing director and consultant to Ernst & Young. From 1998 to 2002 he served as the managing director, Asia for SonoSite Inc. From 1992 to 1998 he was the director of international finance for ATL Ultrasound Inc. Mr. Ede received his bachelor of business administration degree from University of Hawaii and a master of business administration degree from the University of Washington.
Joyce I-Yin Hsu has served as our director since 2006 and served as our chief financial officer from February 2006 to April 2009. From 2000 to February 2006, Ms. Hsu was an executive director at Goldman Sachs (Asia) L.L.C. with its Principal Investment Area. From 1998 to 2000, Ms. Hsu worked as an investment banker at Goldman Sachs where she divided her responsibilities between the equity capital markets group and corporate finance. Ms. Hsu has also served on the boards of Focus Media Holding Limited, China Yurun Food Group Limited and China Haisheng Juice Holdings Company Limited. Ms. Hsu received her B.S. degree in business administration from the University of California at Berkeley.
Chen Qingtai has served as our director since 2006. He served concurrently as chairman and chief executive officer of Dongfeng Peugeot Citroen Automobile Limited from 1985 until 1992. From 1992 to 1993, he served as deputy director of the State Council Economic and Trade Office. From 1993 to 1998, Mr. Chen served as the deputy director of the State Economic and Trade Commission. In 1997, he served as a member of First session of the Monetary Policy Committee of the People’s Bank of China. From 1998 to 2004, Mr. Chen served as deputy director of the Development Research Center of the State Council. From 2000 to 2006, he served as an independent director of Sinopec Corp. Mr. Chen received his bachelor of science degree in power and dynamics engineering from Tsinghua University. He was dean of the School of Public Policy and Management at Tsinghua University until October 2009. He currently serves as a standing member of National Committee of the Chinese People’s Political Consultative Conference. Mr. Chen also serves as an independent director of Bank of Communications Co., Ltd.
Wu Qiyao has served as our director since 2006. Mr. Wu has been a professor in Beijing Institute of Technology since 1983. Mr. Wu has served as an evaluation committee member of medical device registration of the SFDA since 1996. From 1996 to 2002, he served as a deputy director of State Medical Equipment Evaluation Expert Committee. Mr. Wu currently serves as a committee member of science and technology department of National Population and Family Planning Commission of China. He also serves as a director of Chinese Institute of Electronics, and a director of the China Instrument and Control Society. Mr. Wu received his bachelor’s degree in wireless electricity from Beijing Institute of Technology.
Peter Wan has served as our director since September 2008. Mr. Wan is a Hong Kong Certified Public Accountant and a former partner of PricewaterhouseCoopers, Hong Kong and China firm. He is a fellow of the Hong Kong Institute of Certified public Accountants, the Association of Chartered Certified Accountants, UK and the Hong Kong Institute of Directors. Mr. Wan is currently an independent director and the chairman of the audit committee of United Commercial Bank (China) Limited in Shanghai, PRC and China Resources Land Limited, a company listed in the Hong Kong Stock Exchange. He also serves as a director and/or committee member of a number of non-government organizations and voluntary agencies in Hong Kong. Mr Wan received the higher diploma in accountancy from Hong Kong Polytechnic in 1975.
Kern Lim has served as our director since September 2008. Mr. Lim currently serves as chief operating officer and chief financial officer of Van Shung Chong Holdings Limited, and is a Singapore certified public accountant. From 2008 to 2009 Mr. Lim was vice president of finance of the Venetian Macao-Resort-Hotel, from 2006 to 2008, he was the global chief financial officer of Asimco Technologies Limited, a Cayman Islands company with operations in China. From 2003 to 2006, Mr. Lim was the chief financial officer of Eastman Kodak for the Asia Pacific region. Mr. Lim also serves as a director and chair of the audit committee of China Auto Electronics Group, a Singapore public company, and as a director and member of the audit committee of China Zaino, also a Singapore public company. Mr. Lim received his bachelor’s degree in financial and management accounting from the Nanyang Technological University in Singapore.

PROPOSALS 1 AND 2
RE-ELECTION OF DIRECTORS
According to Article 87 of our Articles of Association, at each annual general meeting one-third of the Directors for the time being (or if their number is not a multiple of three (3), the number nearest to but not more than one-third) shall retire from office by rotation provided that every Director shall be subject to retirement at least once every three years. At our 2010 Annual General Meeting Ms. Joyce I-Yin Hsu, Mr. Wu Qiyao, and Mr. Lin Jixun will retire. Mr. Lin served on our board since 2007 and has completed his three-year term. He has declined to stand for re-election in order to free up time to pursue other business interests. We thank him for his outstanding service and contributions to the Board and Company. Ms. Hsu and Mr. Wu have agreed to stand for re-election.
The board of directors now hereby nominates Ms. Joyce I-Yin Hsu and Mr. Wu Qiyao for re-election at the 2010 annual general meeting. Each director to be re-elected will hold office for a three year term and until such director’s successor is elected and is duly qualified, or until such director’s disqualification in accordance with our Articles of Association. If Ms. Hsu and Mr. Wu are re-elected, our Board will consist of eight (8) directors in accordance with Article 86 of our Articles of Association, which sets the number of directors for our Board between seven (7) and nine (9).
Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of Ms. Hsu and Mr. Wu. The board has no reason to believe that either of these nominees will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.
An affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting is sufficient to re-elect each of these directors.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1 AND 2, THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.
PROPOSAL 3
RATIFICATION AND APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
Our Audit Committee has appointed PricewaterhouseCoopers as our independent registered public accounting firm for the fiscal year ending December 31, 2010. We are submitting the appointment of our independent registered public accounting firm for shareholder ratification. Our Audit Committee recommends, and our board of directors concurs, that the appointment of PricewaterhouseCoopers as our independent registered public accounting firm for the fiscal year ending December 31, 2010 be ratified, and that PricewaterhouseCoopers be appointed as our independent registered public accounting firm for the fiscal year ending December 31, 2010. PricewaterhouseCoopers has served as our independent registered public accounting firm since October 2008.
Our organizational documents do not require that our shareholders ratify the appointment of PricewaterhouseCoopers as our independent registered public accounting firm. We are doing so because we believe it is a matter of good corporate practice. In the event our shareholders fail to vote in favor of the appointment, our Audit Committee will reconsider whether to retain PricewaterhouseCoopers, but still may retain them. Even if the shareholders vote in favor of the appointment, our Audit Committee, in its discretion, may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of our company and shareholders.
The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3 THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.
OTHER MATTERS
We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.
By Order of the Board of Directors,

/s/ Xu Hang
Xu Hang
Chairman of the Board and Co-Chief Executive Officer December 1, 2010

COMMITTEES OF THE BOARD OF DIRECTORS
Access to Board Committee Charters
Our board of directors has established an Audit Committee, a Compensation Committee and a Corporate Governance and Nominations Committee. Copies of the charters of the audit, compensation and Corporate Governance and Nominations Committee are available on our website at http://ir.mindray.com
Access to Corporate Governance Policies
Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website at http://ir.mindray.com.
AUDIT COMMITTEE MATTERS
Audit Committee Report
The Audit Committee of the Company currently consists of Mr. Peter Wan, Mr. Kern Lim, and Mr. Chen Qingtai, each of whom satisfies the requirement of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Mr. Peter Wan is the Chairman of our Audit Committee and meets the criteria of an Audit Committee financial expert as set forth under the applicable rules of the SEC. Messrs. Wan and Lim were appointed to the Audit Committee in October 2008.
Our board of directors has determined that each member of our Audit Committee is an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3 under the Exchange Act.
The Audit Committee operates under a written charter that has been adopted by the Company’s board of directors and is reviewed by the Audit Committee on an annual basis.
The purpose and responsibilities of the Committee are to assist the Board in overseeing the accounting and financial reporting processes of the Company and audits of the financial statement of the Company. Among the matters the Committee will oversee are (a) the integrity of the Company’s financial statement, (b) the Company’s compliance with legal and regulatory requirements, (c) the independent auditor’s qualifications and independence, (d) the performance of the Company’s internal audit function and independent auditor and (e) the appointment of the Company’s independent auditor and the approval of audit and non-audit services performed by such auditor.
The Committee also discusses policies with respect to risk assessment and risk management, reviews major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies.
The Committee reviews and discusses with management and the independent auditor major issues regarding accounting principles and financial statement presentations, including any material changes in the selection or application of the principles followed in prior years and any items required to be communicated by the independent auditor in accordance with AICPA Statement of Auditing Standards (“SAS”) 61, as amended from time to time.
The Committee reviewed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2009 with management and the independent auditors. Management has the responsibility for the preparation and integrity of the Company’s financial statements and the independent auditors have the responsibility for the examination of those statements. Based on the above-mentioned review and discussions with management and the independent auditors, the Committee recommended to the Board of Directors that Company’s audited consolidated financial statements be included in its annual report on Form 20-F for the fiscal year ended December 31, 2009.
As specified in the Audit Committee charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with U.S. generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor.
Audit Committee Pre-Approval Policies and Procedures
The Audit Committee or board of directors is to pre-approve all auditing services and permitted non-audit to be performed by independent auditor, including the fees and terms there of (subject to the de minimums exceptions for non-audit services described in Section 10A (i)(l)(B) of the Exchange Act which are approved by the Audit Committee or our board of directors prior to the completion of the audit). Such Preapproval may be given as part of the Committee’s approval of the scope of the engagement of the independent auditor or on an engagement-by-engagement basis or pursuant to pre-established policies. In addition, the authority to pre-approve non-audit services may be delegated by the Committee to one or more of its members, but such member’s or member’s non-audit service approval decision must be reported to the full Committee at the next regularly scheduled meeting.
Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for 2006 and 2007, and PricewaterhouseCoopers for 2008, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2007	2008	2009
Audit fees(1)	$1,000,000	$1,940,000	$1,965,000
Audit-related fees(2)	$100,000	$515,000	$210,000
All Other fees(3)	$0	$172,333	$218,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and the Sarbanes-Oxley

Act.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2009 involve principally the review of the company’s quarterly consolidated financial statements.

(3)	“All Other fees” means the aggregate fees billed in each of the fiscal years listed for services provided by our principal auditor, other than services reported under “Audit fees” and “Audit-related fees”. “All Other fees” in 2008 involve principally the consultation fee billed by PricewaterhouseCoopers before they were engaged to be our principal external auditor in July 2008. The fees for 2009 represent mainly review of certain internal control functions and provision of technical training.
The Audit Committee
Peter Wan
Kern Lim
Chen Qingtai
COMPENSATION COMMITTEE MATTERS
Compensation of Directors and Executive Officers
In 2009, Mindray Medical International Limited (the “Company”) paid aggregate cash compensation of approximately $1.6 million to directors and executive officers as a group. The Company does not pay or set aside any amounts for pension, retirement, or other benefits for our officers and directors.
Compensation Committee Report
The Compensation Committee of the Company consists of Ms. Joyce I-Yin Hsu, Mr. Kern Lim, and Mr. Peter Wan. Mr. Kern Lim is the chairman of the Compensation Committee. Our board of directors has determined that Mr. Kern Lim and Mr. Peter Wan are “independent directors” within the meaning of NYSE Manual Section 303A.
The Compensation Committee reviews and approves corporate goals and objectives relevant to compensation of the Company’s Co-CEOs, evaluates the performance of each Co-CEO in light of those goals and objectives, and, either as a committee or together with other independent directors, determines and approves the compensation level of each Co-CEO based on this evaluation, and makes recommendations to the board with respect to other executive compensation, incentive-compensation and equity-based plans that are subject to board approval. The Compensation Committee operates under a written charter that has been adopted by the Company’s board of directors and is reviewed by the committee on an annual basis.
The Company has an Employee Share Incentive Plan which was adopted by Board of Directors at a meeting in February 2006 and was subsequently amended as the Amended and Restated 2006 Share Incentive Plan by shareholders resolution on September 1, 2006. The Amended and Restated 2006 Employee Share Incentive Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third party consultants and advisors.

The Committee administers the option plan, and has wide discretion to award options. Subject to the provisions of the option plan, the Committee determines who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price. Any of the Company’s employees may be granted options. The number of options awarded to a person, if any, is based on the person’s potential ability to contribute to our success, the person’s position with the Company and other factors chosen by the board of directors.
Compensation Committee Interlocks and Insider Participation
During 2009, none of our executive officers served as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers who served on the Board of Directors or the Committee. As a result, there are no Compensation Committee interlocks and no insider participation in compensation decisions that are required to be reported under the rules and regulations of the Exchange Act.
The Compenstion Committee
Kern Lim
Joyce I-Yin Hsu
Peter Wan